ENTERGY


Entergy Corporation
Fact Sheet
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Entergy Corporation (NYSE:ETR) is a leading energy company, with the third-largest electric generating capacity of any U.S. company. Entergy owns, managers, or invests in nearly 30,000 megawatts of electric generation domestically and internationally. Entergy also ranks among the nation's largest utility companies, serving 2.5 million retail electric customers through five regulated subsidiaries in Arkansas, Louisiana, Mississippi and Texas. The company employs approximately 12,000 people. Annual revenues in 1999 were $8.8 billion.

In 1998, Entergy refocused on its core strengths and renewed its commitment to its stakeholders: investors, customers, regulators, and employees. Entergy's refocused strategy targeted superior performance in utility operations and new growth in core competencies: power development and nuclear power operations. This refocus led to the divestiture of non-core businesses, primarily international electric distribution operations. The $4.6 billion divestiture program contributed to a dramatic improvement in Entergy's financial integrity.

Entergy operates five nuclear plants in its regulated service territory with a combined capability of 4,785 megawatts. These plants rank in the top quartile of the U.S. nuclear industry based on operating and safety performance. Through Entergy Nuclear, Entergy has expanded into New England by purchasing a sixth plant, the 670-megawatt Pilgrim Nuclear Power Station in Massachusetts. In addition, the company's purchase of the New York Power Authority's Indian Point 3 and FitzPatrick nuclear plants is expected to close this year, pending approvals by the Nuclear Regulatory Commission and other regulatory agencies. Entergy also manages decommissioning activities at two other plants, Maine Yankee and Millstone Unit 1. Entergy expects to purchase and operate five to eight additional nuclear plants through 2005, more than doubling the nuclear capacity to more than 10,000 megawatts.

Entergy Wholesale Operations, Entergy's independent power production subsidiary, currently owns, manages, or invests in generation projects and merchant power plants, with 3,000 net megawatts of generation now in operation or construction. Beginning in 2000, the company's goal is to add more than 1,500 megawatts per year to its portfolio. Entergy has allocated $3.9 billion of capital investment over the next five years to fund projects and opportunities that meet or exceed risk and return hurdles. In 1999, the company signed multi-year agreements with General Electric to supply 32 gas turbines and four steam turbines, which will provide a competitive advantage in a tight turbine market. Entergy expects projects in its home region over the next five years to use more than half of these turbines.


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In April 2000, Entergy and privately held Koch Industries, one of the nation's most successful energy traders, formed a company to engage in the marketing and trading of power, natural gas, and other energy-related commodities. The venture will be one of the leading energy companies in North America. It will also include the 10,000-mile Koch Gateway natural gas pipeline system. Entergy also is joining forces with The Shaw Group to create a new company that will provide management, engineering, procurement, construction and commissioning services to build electric power plants.

Since 1996, Entergy has worked for a competition plan that benefits all customers and preserves the reliability of the electrical system. Two of the states it serves, Arkansas and Texas, have passed legislation to open their electricity markets to competition as early as January 1, 2002.

Entergy Affiliates

Entergy Arkansas, Entergy Gulf States, Entergy Louisiana, Entergy Mississippi, Entergy New Orleans - utilities serving 2.5 million retail electric utility customers

Entergy Nuclear - executes Entergy's strategy to build a premier national nuclear company by acquiring, operating and providing services to nuclear plants in the United States

Entergy Wholesale Operations - owns, manages, or invests in generation projects and merchant power plants focusing on North America and Europe.

Entergy-Koch L.P. (a pending venture with Koch Industries) - will deliver, market and trade power, natural gas and other energy-related commodities, including weather derivatives

Entergy and the Environment

As one of the largest producers of electric power in the U.S., Entergy recognizes the leadership role incumbent on a company of its stature and resources. The company is an advocate of public policy that will preserve and enhance the environment.

Entergy is one of the cleanest utilities in the country. The company's commitment to the environment is demonstrated in the investments the company has made in nuclear and gas-fired generation. In 1999, Entergy reaffirmed that commitment through the purchase of combined-cycle gas turbines, with state-of-the-art environmental technology. Entergy has also reduced greenhouse emissions by more than 21 million tons over the last nine years.

In 1999, the company established an Environmental Stewardship Program to award grants to environmental projects, nominated by Entergy employees, around our region.


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Financial Highlights


FINANCIAL RESULTS                                 1999                   1998
(in millions, except per share amounts)
Operating Revenues                               $8,773                $11,495
Operating Income                                 $1,252                 $1,512
Net Income                                         $552                   $739
Earnings Per Share                                $2.25                  $3.00
Cash Flows From Operating Activities             $1,307                 $1,753
Total Assets                                    $22,985                $22,837
COMMON STOCK DATA
Average Shares Outstanding                        245.1                  246.4
Dividends Per Share                               $1.20                  $1.50
OPERATING DATA
Retail Energy Sales (millions kWh)              100,519                100,224
Customers (thousands)                             2,522                  2,495
               Residential                       30%                    31%
               Commercial                        24%                    23%
               Industrial                        43%                    43%
               Other                             3%                     3%
Employees                                        12,214                 12,697


Entergy Executive Team

     o    Robert v.d. Luft, Chairman
     o    J. Wayne Leonard, Chief Executive Officer
     o    Donald C. Hintz, President
     o    C. John Wilder, Chief Financial Officer
     o    Jerry Jackson, Executive Vice President
     o    Horace Webb, Senior Vice President - External Affairs


Entergy Corporation

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      Corporate Offices                                  Renae Conley
      639 Loyola Avenue                      Vice President, Investor Relations
       P.O. Box 61000                                Phone: (504) 576-4947
    New Orleans, LA 70161                             Fax: (504) 576-2897
    Phone: (504) 576-4000                           email: econley@entergy.com
       www.entergy.com                                  Media Relations
                                                     Phone: (504) 576-2890
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